UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 10, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DivX, Inc.

File No. 1-33029 - CF#23604
_____

        DivX, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 8, 2009, as amended on August 27, 2009.

        Based on representations by DivX, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.27   through March 16, 2011

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Maryse Mills-Apenteng
        Special Counsel